Exhibit 2.1.1

FIRST AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This First Amendment (“Amendment”) to the Agreement and Plan of Merger, dated as of February 14, 2005 (the “Merger Agreement”), among AtriCure, Inc. (the “Purchaser”), Enable Medical Corporation (the “Company”) and Susan Spies, as Stockholder Representative is entered into as of this      day of June, 2005.

WHEREAS, the parties desire to amend the Merger Agreement to address certain issues:

NOW THEREFORE, in consideration of the covenants and agreements contained herein, the Merger Agreement is hereby amended as set forth below. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

1. Section 3.02(a). The following sentence shall be added to end of Section 3.02(a):

“For purposes of determining any Pre-Closing Cash Dividend pursuant to this Section 3.02(a), the Covenant Payment shall not be deemed to be a liability of Enable, whether or not the Covenant Payment is reflected as a liability on the Closing Date Balance Sheet.”

2. Section 4.02. Section 4.02 shall be deleted in its entirety and replaced with the following:

“SECTION 4.02 Scissors Transaction after the Closing Date.

(a) If a definitive, binding agreement is signed with respect to a Scissors Transaction after the Closing Date but prior to December 31, 2005, then fifty (50%) of all Scissors Transaction Consideration shall be distributed to the Stockholder Representative for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the Scissors Transaction Documentation, at such time(s) when such Scissors Transaction Consideration is distributed to the Surviving Corporation (or its stockholders or designees).

(b) In the event that at any time after December 31, 2005 but prior to the third (3rd) anniversary of the Closing Date, a Scissors Transaction is consummated with Scissors Transaction Consideration of more than One Million Dollars ($1,000,000), then fifty percent (50%) of all Scissors Transaction Consideration in excess of One Million Dollars ($1,000,000) but less than Five Million Dollars ($5,000,000) shall be distributed to the Stockholder Representative for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the Scissors Transaction Documentation, at such time(s) when such Scissors Transaction Consideration is distributed to the Surviving Corporation (or its stockholders or designees). Notwithstanding the foregoing in this Section 4.02(b), and subject only to subsection (c) below, the Purchaser shall provide the Stockholder Representative with at least thirty (30) days prior written notice (including all material terms of such potential transaction, the “Potential Scissors Transaction Notice”) of the potential consummation of a Scissors Transaction, and the directors of the Company immediately prior to the Closing (who shall be notified by the Stockholder Representative) shall have right of first refusal (which (i)

may be exercised only once and (ii) must be exercised by written notification to the Surviving Corporation within thirty (30) days of the date that the Potential Scissors Transaction Notice was received by the Stockholder Representative) to acquire the Scissors Business upon such terms (including consideration) no less favorable to the Surviving Corporation than those terms set forth in the Potential Scissors Transaction Notice.

(c) Notwithstanding subsection (b) above, in the event that, at any time after the Closing Date but prior to the third (3rd) anniversary of the Closing Date, any business of the Surviving Corporation is sold along with the Scissors Business to any Person which is not an Affiliate of the Purchaser or the Surviving Corporation, then the Board of Directors of the Surviving Corporation shall reasonably and in good faith allocate a portion of such purchase price to that amount attributable to the sale of the Scissors Business; provided, however, that (i) the Scissors Business must account for at least Eight Hundred and Fifty Thousand Dollars ($850,000) in annual gross revenues to the Surviving Corporation in order for any such purchase price to be allocated to the sale of the Scissors Business and (ii) with respect to the closing of any Scissors Transaction after December 31, 2005, in no event shall the allocated portion of such purchase price exceed Two Million Dollars ($2,000,000). Such allocated portion of the purchase price shall be distributed to the Stockholder Representative for as long as any such consideration (including royalty payments) is payable pursuant to the terms of the documentation for such sale, at such time(s) when such purchase price is distributed to the Surviving Corporation (or its stockholders or designees).”

3. Section 7.01(w). Section 7.01(w) shall be deleted in its entirety and replaced with the following:

“(w) Scissors Transaction on or Prior to Closing. Notwithstanding the foregoing in this Section 7.01, the Purchaser shall not unreasonably withhold its consent to the signing of a definitive, binding agreement with respect to a Scissors Transaction with ConMed Corporation on or prior to the Closing Date; provided, however, that the parties agree that, in light of the potential distraction of entering into a Scissors Transaction during preparations for the Purchaser IPO, the Purchaser may withhold such consent for any reason prior to the earlier of (i) the date falling 45 days after the closing of the Purchaser IPO and (ii) September 30, 2005.”

4. Counterparts. This Amendment may be executed in counterparts, each of which shall constitute one agreement, binding on the parties, and each party hereby covenants and agrees to execute all duplicates or agreement counterparts of this Amendment as may be required.

5. Merger Agreement. The terms and provisions of the Merger Agreement, as amended hereby, shall remain in full force and effect. All references to the “Agreement” contained therein shall refer to the Merger Agreement as amended hereby.

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the parties hereto as of the date first written above.

ATRICURE, INC.

By:
Name:	David J. Drachman
Title:	President and Chief Executive Officer

ENABLE MEDICAL CORPORATION

By:
Name:	Raymond W. Ogle
Title:	Chief Executive Officer

STOCKHOLDER REPRESENTATIVE

Name:	Susan Spies